Fidelity Rutland Square Trust II issued new classes of shares. Class F of Strategic Advisers Growth Multi-Manager Fund and Strategic Advisers Value Multi-Manager Fund commenced operations on December 18, 2012. Class L and Class N of Strategic Advisers Core Multi-Manager Fund, Strategic Advisers Growth Multi-Manager Fund, and Strategic Advisers Value Multi-Manager Fund commenced operations on November 12, 2013.